UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes    ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Submission of Matters to a Vote of Security Holders.

On August 8, 2008, the Annual Meeting of Shareholders (the “Meeting”) of Birks & Mayors Inc. (the “Company”) was held in Montreal, Quebec. The shareholders of record at the close of business on June 20, 2008 (the “Record Date”) were entitled to vote at the Meeting. As of the Record Date, the Company had 3,609,010 Class A voting shares outstanding (entitle holder to one vote per share), 7,717,970 Class B multiple voting shares outstanding (entitle holder to 10 votes per share) and no preferred shares outstanding.

The shareholders of the Company elected as directors Dr. Lorenzo Rossi Di Montelera, Thomas A. Andruskevich, Alain Benedetti, Emily Berlin, Shirley A. Dawe, Elizabeth M. Eveillard, Ann Spector Lieff, Margherita Oberti, Peter R. O’Brien, Filippo Recami and Louis L. Roquet to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are elected or appointed. The election of directors by the shareholders was by the following votes (there were no broker non-votes with respect to this proposal):

Name	Votes For	Votes Withheld
Dr. Lorenzo Rossi Di Montelera	80,252,691	29,544
Thomas A. Andruskevich	80,252,336	29,899
Alain Benedetti	80,253,213	29,022
Emily Berlin	80,252,344	29,891
Shirley A. Dawe	80,253,231	29,004
Elizabeth M. Eveillard	80,253,231	29,004
Ann Spector Lieff	80,253,100	29,135
Margherita Oberti	80,252,994	29,241
Peter R. O’Brien	80,246,232	36,003
Filippo Recami	80,253,220	29,015
Louis L. Roquet	80,253,231	29,004

The shareholders authorized the appointment of KPMG LLP as the Company’s independent auditors and authorized the directors to fix KPMG LLP’s remuneration by a vote of 80,252,773 shares in favor, no shares against and 3,265 shares abstaining. There were 26,197 broker non-votes with respect to this proposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: September 3, 2008		Group Vice President, Legal Affairs and Corporate Secretary

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